UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)*



                            INCENTRA SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45326F207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45326F207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,129,654*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,129,654*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,129,654
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45326F207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,129,654*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,129,654*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,129,654*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45326F207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      PSource Structured Debt Limited
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:   Guernsey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,129,654*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,129,654*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,129,654
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45326F207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Calliope Capital Corporation
      57-1237865
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,129,654*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,129,654*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,129,654
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45326F207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV II, Corp.
      26-0811267
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,129,654*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,129,654*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,129,654
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45326F207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,129,654*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,129,654*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,129,654
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45326F207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,129,654*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,129,654*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,129,654
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45326F207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,129,654*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,129,654*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,129,654
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  45326F207
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,129,654*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,129,654*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,129,654
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 1(a).  Name Of Issuer:  Incentra Solutions, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1140 Pearl Street
            Boulder, Colorado 80302

Item 2(a).  Name of Person Filing:   Laurus Master Fund, Ltd.

          This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Calliope Capital Corporation, a Delaware corporation, PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Calliope Capital Corporation is a wholly owned subsidiary of Laurus Master Fund, Ltd. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd., Calliope Capital Corporation, PSource Structured Debt Limited, Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Information related to each of Laurus Capital Management, LLC, Calliope Capital Corporation, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:   Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock  ("Common Stock")

Item 2(e).  CUSIP No.:   45326F207


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable


Item 4.  Ownership:

         (a) Amount Beneficially Owned:                     2,129,654

         (b) Percent of Class:                                  9.99%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          2,129,654*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      2,129,654*


-------------------
* Based on 21,317,863 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Incentra Solutions, Inc., a Nevada corporation (the "Company") as of November 8, 2007, as disclosed in the Company's Quarterly

Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens Offshore SPV II, Corp. (VOFF SPV II), Calliope Capital Corporation ("Calliope") and Valens U.S. SPV I, LLC ("Valens U.S." and together with the Fund, PSource, VOFF SPV II, and Calliope, the "Investors") collectively held, (i) a warrant (the "October Warrant") to acquire 50,000 Shares, at an exercise price of $5.00 per Share, subject to certain adjustments,
(ii) a warrant (the "May Warrant") to acquire 443,550 Shares, at an exercise price of $4.80 per Share, subject to certain adjustments, (iii) a warrant (the "February Warrant") to acquire 362,500 Shares, at an exercise price of $2.60 per Share, subject to certain adjustments, (iv) a warrant (the "First June Warrant") to acquire 400,000 Shares, at an exercise price of $2.63 per Share, subject to certain adjustments, (v) a warrant (the "March Warrant") to acquire 417,857
Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (vi) a warrant (the "Second June Warrant") to acquire 360,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments,
(vii) an option to acquire 4,776 Shares at an exercise price of $0.01 per share, subject to certain adjustments, (viii) an option to acquire 350,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ix) an option to acquire 204,614 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (x) an option (the "Option", and together with the October Warrant, the May Warrant, the February Warrant, the First June Warrant, the March Warrant, and the Second June Warrant, the "Warrants and Option") to acquire 3,750,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, and (xi) 888,970 Shares. The Warrants and Option contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Option, the 61-day waiver notice may only be delivered at a time when no indebtedness of the Issuer is outstanding to the Investors or their affiliates. Calliope is a wholly owned subsidiary of the Fund. The Fund and PSource are managed by Laurus Capital Management, LLC. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable


Item 9.  Notice of Dissolution of Group:

         Not Applicable


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------------------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              /s/ David Grin
                                              ----------------------------------
                                                  David Grin
                                                  Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 45326F207

                                   APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name: Calliope Capital Corporation, a Delaware corporation

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


C. Name: PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Guernsey


D. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


E. Name:                   Valens Offshore SPV II, Corp., a Delaware corporation

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


F. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware

G. Name:                   David Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd
   Occupation:             Principal of Laurus Capital Management, LLC
                           and Valens Capital Management, LLC

   Citizenship:            Israel


H. Name:                   Eugene Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd
   Occupation:             Principal of Laurus Capital Management, LLC
                           and Valens Capital Management, LLC

   Citizenship:            United States

CUSIP No. 45326F207


Each of Laurus Capital Management, LLC, Valens Offshore SPV II, Corp., Calliope Capital Corporation, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


PSource Structured Debt Limited

Calliope Capital Corporation

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as Investment Manager


/s/ David Grin
-------------------------------
    David Grin
    Principal
    February 14, 2008


Valens Offshore SPV II Corp.

Valens U.S. SPV I, LLC

Valens Capital Management, LLC

By:  Valens Capital Management, LLC


/s/ David Grin
----------------------------------------
    David Grin
    Principal
    February 14, 2008




/s/ David Grin
----------------------------------------
    David Grin
    February 14, 2008


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 14, 2008